EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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Dear Shareholders:

You are cordially invited to attend the  Extraordinary General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am. (Israel time) on Tuesday, December 16, 2014 at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel. At the Meeting, shareholders will be asked to adopt the following resolution, as further detailed in the attached proxy statement:

1.	To elect one external director for a three year term commencing at the date of the Meeting and expiring on December 15, 2017.

Shareholders of record at the close of business on November 6, 2014 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Yehud, Israel
November 10, 2014

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
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PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
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This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 am. (Israel time) on Tuesday, December 16, 2014, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card will be mailed to shareholders on or about November 10, 2014.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the election of one External Director for a three year term, commencing at the date of the Meeting and expiring on December 15, 2017.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the nominee for external director listed in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on November 6, 2014 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of November 6, 2014, the record date for determination of shareholders entitled to vote at the Meeting, there were 16,269,022 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominee for external director.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposal, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposal, provided that the shareholders voting in favor of the proposal includes at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such person’s relationship with the controlling shareholder).  This majority requirement is not required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company. We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

In tabulating the voting result for the proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholder, FIMI V Funds, which beneficially owns approximately 39.7% of our issued and outstanding ordinary shares as of the record date, that it presently intends to vote for the nominee for external director.

Cost of Soliciting Votes for the Extraordinary Meeting

        We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Extraordinary General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through either of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors’ Relations section of our website at www.magal-s3.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 4, 2014 regarding the beneficial ownership of our ordinary shares, by each person or entity known to us to own beneficially 5.0% or more of our ordinary shares. Except for Mr. Barry Stiefel, Mr. Eitan Livneh and Mr. Jacob Berman, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own any of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI V Funds (3)	6,461,290	39.72%
BMI Capital Corporation (4)	1,475,178	9.07%
Grace & White, Inc. (5).	1,135,158	6.98%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,269,022 ordinary shares issued and outstanding as of November 4, 2014.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D filed with the SEC on August 7, 2014.  The Schedule 13D indicates that FIMI V Funds is a registered investment advisor.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 7, 2014.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 30, 2014.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

I.  ELECTION OF AN EXTERNAL DIRECTOR
(Item 1 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law to appoint at least two external directors.  In general, external directors serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain exceptions.  Following the resignation of Mr. Shaul Kobrinsky, one of our two external directors, due to an affiliation with FIMI V Funds, which recently became our controlling shareholder, we have nominated Mr. Moshe Tsabari for election as the new External Director, at this Meeting.  If elected, Mr. Tsabari will join our existing external director, Ms. Liza Singer, who was re-elected for a second three year term at our 2013 Annual General Meeting.

The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company.  Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director.  In addition, no person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualifications.”

The external directors are elected by shareholders at a general meeting by a special majority as described below.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

 Pursuant to the Israeli Companies Law, the nomination of an external director for an additional term can be made either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same majority required to appoint external directors for an initial term, as described below.  If such re-election is proposed by shareholders, such re-election requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be re-elected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

At the Meeting, shareholders will be asked to elect Mr. Moshe Tsabari as an External Director for an initial three-year term, effective upon the date of the Meeting.

Our Board of Directors has determined that Mr. Tsabari qualifies as an external director, within the meaning of the Israeli Companies Law, after reviewing his declaration confirming his qualifications pursuant to the requirements of the Israeli Companies Law.  Our Board of Directors has further determined that, upon his election, Mr. Tsabari qualifies as having ‘professional qualifications,’ as such term is defined by regulations promulgated under the Israeli Companies Law.

Set forth below is information about the nominee for External Director.

Moshe Tsabari (60) Mr. Tsabari is the owner, and serves as the joint CEO, of GME Trust, a company that advises on crisis management and improvement of work processes, in Israel and worldwide.  Since 2005 Mr. Tsabari has been serving as the owner and director of Osher – Training & Consulting Ltd., a company that engages in organizational, consultancy and training projects for governmental bodies and private organizations in Israel and worldwide.  Between 2006-2011 Mr. Tsabari served as a senior partner in the International Company for Defense and Rescue Ltd. and in QG Company, two companies that are engaged in the provision of consultancy and training projects in the security field in Israel. In addition, Mr. Tsabari is the founder of the International Institute for Researching the Arab World, is a former director in Links Aviation and is the former CEO of SYS-TRY, an electronic equipment development company. Prior to that, Mr. Tsabari served for 15 years, until 2004, in the Israeli Security Agency (ISA) in a number of positions, including Director of Personal in the Human Resources Division, Director of Security Assistance Division (rank in both positions equivalent to Major General) and Head of the Operations Division (rank equivalent to Brigadier).  Mr. Tsabari holds a B.Sc. degree in Geodetic Engineering, a M.A. degree in Industrial and Management Engineering and a PhD in Science, all from the Technion – The Israeli Institute of Technology. In addition, Mr. Tsabari is an A.M.P. graduate from the Wharton School at the University of Pennsylvania.

The compensation of external directors is determined pursuant to the Companies Regulations (Rules regarding Compensation and Expenses of External Director), 5760-2000, or the Compensation Rules. The Compensation Rules set forth, among other things, ranges for annual fees and per-meeting fees for external directors that are based on the amount of the shareholders’ equity of the company. This range is extended for companies whose shares are listed on certain stock exchanges outside of Israel, such as our company. Furthermore, under the Compensation Rules, fees payable to external directors do not require shareholder approval if they do not fall below the applicable fixed amounts and do not exceed the maximum amount permitted under such regulations, as adjusted with respect to companies whose shares are traded outside of Israel.

If elected, Mr. Tsabari will be entitled to an annual fee of approximately NIS 90,000 (approximately $24,000) and an additional NIS 4,000 (approximately $1,100) fee for his attendance at each board or committee meeting. Such fees are subject to adjustments, including linkage to the Israeli consumers' price index, or CPI, in accordance with the provisions of the Compensation Rules. These fees are below the maximum threshold determined by the Compensation Rules (as adjusted with respect to companies whose shares are traded outside of Israel).

The Board of Directors recommends a vote FOR the election of the nominee for external director.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect an external director, provided that the shareholders voting in favor of his election includes at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such person’s relationship with the controlling shareholder).  This majority requirement is not required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company. We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director is unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

External Director Continuing in Office

Biographical information concerning the external director continuing in office follows for informational purposes only.

Liza Singer (43) has served as an external director since June 2010.  Since 2003, Ms. Singer has served as the owner’s representative of the Lewis Trust Group, an investment assessment and development entity that focuses on tourist projects and the development of marine and hotels resorts.  During 2007, Ms. Singer also served as the chief operating officer and country manager of Brack Capital Real Estate.  Previously, Ms. Singer served as the Vice President of Business Development of the Baran Group, a provider of engineering and construction services, as investment director of Syntek Capital, a private-equity investment company and as an associate at APAX Partners & Co., a venture capital fund.  Previously Ms. Singer worked at Kesselman & Kesselman, the Israeli member firm of PriceWaterhouseCoopers and at Gornitzky & Co. a leading Israeli law firm.   Ms. Singer has an LL.B degree, a B.A. degree in accounting and an M.B.A. degree, all from Tel Aviv University.  Ms. Singer is a certified public accountant (Israel) and a registered lawyer with the Israeli Bar Association.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Dated: November 10, 2014